Exhibit 99.132

DHX Media Appoints Australian Licensing Agent for Teletubbies

HALIFAX, Feb. 26, 2015 /CNW/ - DHX Media Ltd. ("DHX" or the "Company") (TSX: DHX.A, DHX.B), a key player internationally in the creation of content for families and children, has appointed Haven Licensing as the agent for all new Teletubbies licensing and merchandising activity in Australia. Haven will represent the preschool property across the territory, beginning at the Australian Toy Fair, in Melbourne, March 3-6, 2015.

Peter Byrne, EVP, DHX Brands, said: “ Teletubbies has a huge heritage in the Australian market and Haven are superbly placed, as one of the leading agents worldwide, to capitalize on this phenomenon. Their appointment is a strategic step ahead of the international broadcast roll-out as we gear up globally on the brand.”

More than 20 licensees have been previously announced for the new Teletubbies, including Character Options as global toy master, VTech for interactive electronic toys (ELAs), Egmont (Books), Worlds Apart (Furniture & Accessories), Aykroyds (Nightwear and Underwear), Character World (Bedding), Amscan (Partyware), Bon Bon Buddies (Confectionary), Posh Paws (Bags), GB Eye (Posters), and Zak UK (melamine tableware).

The new 60-episode series of Teletubbies has been commissioned by the UK's CBeebies and is being produced for DHX Media by award-winning UK production company, Darrall Macqueen Ltd. It will feature the same well-loved characters but will bring a refreshed, contemporary look to one of the world's most well-known pre-school properties, ensuring that it is relevant for a new generation.

Teletubbies was launched in March 1997 and became one of the most successful global children's brands of all time. The original episodes have aired in more than 120 territories in 45 languages, and it was the very first western pre-school property to air on China's CCTV. Its enduring resonance with children is further underscored by the brand's postings on YouTube, which averages more than 50 million views per month.

About DHX Media Ltd.

DHX Media Ltd. (www.dhxmedia.com), a key player internationally in the creation of content for families and children, is recognized globally for such brands as Yo Gabba Gabba!, Caillou, Teletubbies, In the Night Garden, Inspector Gadget, Johnny Test, Slugterra and the multi-award winning Degrassi franchise. DHX Media Ltd. is the owner of Family Channel, the most-viewed children's television channel in Canada, as well as the channels Disney Junior (English & French) and Disney XD in Canada. The Company markets and distributes its library of more than 11,000 half-hours of entertainment programming worldwide, and licenses its owned properties through its dedicated consumer products business. DHX Media Ltd.'s full-service international licensing agency, Copyright Promotions Licensing Group Ltd. (CPLG), represents numerous entertainment, sport and design brands. DHX Media Ltd. has offices in Toronto, Vancouver, Halifax, Los Angeles, London, Paris, Barcelona, Milan, Munich and Amsterdam, and is listed on the Toronto Stock Exchange under the ticker symbols DHX.A and DHX.B.

Disclaimer

This press release contains forward looking statements with respect to DHX including the ability to secure broadcast agreements for the series and the ability of the licensees to successfully market and sell branded products. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results may differ materially from those expressed or implied by such forward looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risk factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company's Annual Information Form for the year ended June 30, 2014, and annual Management Discussion and Analysis. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

SOURCE DHX Media Ltd.

%SEDAR: 00023380E

For further information:

Investor relations, please contact:

Joann Head - Manager, Investor Relations, DHX Media Ltd.

joann.head@dhxmedia.com

+1 416-977-7018

Media, please contact:

Shaun Smith - Director, Corporate Communications, DHX Media Ltd.

shaun.smith@dhxmedia.com

+1 416-977-7230

CO: DHX Media Ltd.

CNW 08:00e 26-FEB-15